Exhibit 99.4

Appendix C

Signet Jewelers Limited
Employee Share Purchase Plan
for U.S. Employees

1.
Purpose. Signet Jewelers Limited, an exempted company registered in Bermuda, hereby establishes this Employee Share Purchase Plan (the “Plan”). The Plan is intended to provide eligible employees of the Company and Participating Subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase of Common Shares. The Company intends that the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code and a non-compensatory employee share purchase plan under ASC 718, and the Plan shall be interpreted in a manner that is consistent with such intent.

2.	Definitions.
“Beneficial Owner” shall have the meaning ascribed to such term in Rule 13d-3 under the General Rules and Regulations under the Exchange Act.
“Board” means the Board of Directors of the Company.
“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.
“Committee” means (i) the Compensation Committee of the Board or a subcommittee of the Compensation Committee of the Board, (ii) such other committee designated by the Board to administer this Plan or (iii) the Board, as determined by the Board.
“Common Share” means a common share of the Company, par value $0.18 per share.
“Company” means Signet Jewelers Limited, registered in Bermuda no. 42069 and any successor thereto.
“Compensation” means base salary, wages, overtime and cash incentive compensation paid to an Eligible Employee by the Company or a Participating Subsidiary as compensation for services to the Company or the Participating Subsidiary, before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan.
“Change of Control” means the occurrence of any of the following events:

(a)
Any Person becomes the Beneficial Owner, directly or indirectly, of more than fifty percent (50%) of the combined voting power of the then outstanding voting shares of the Company entitled to vote generally in the election of its directors (the “Outstanding Company Voting Securities”) including by way of merger, amalgamation, consolidation or otherwise; provided, however, that for purposes of this definition, the following acquisitions shall not be taken into account in determining whether a Change of Control has occurred: (i) any acquisition of voting shares of the Company directly from the Company or (ii) any acquisition by the Company or any of its Subsidiaries of Outstanding Company Voting Securities, including an acquisition by any employee benefit plan or related trust sponsored or maintained by the Company, or any of its Subsidiaries;

(b)
The following individuals (the “Incumbent Directors”) cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the Effective Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least a majority of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended (other than such new director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent or proxy solicitation, relating to the election of directors of the Company by or on behalf of a Person other than the Board);

(c)
Consummation of a reorganization, merger, amalgamation or consolidation involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, following such Business Combination: (i) individuals and entities that were the Beneficial Owners of Outstanding Company Voting Securities immediately prior to such Business Combination are the Beneficial Owners, directly or indirectly, of more than fifty percent (50%) of the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (or election of members of a comparable governing body) of the entity resulting from the Business Combination (including, without limitation, an entity which as a result of such transaction owns all or substantially all of the voting power of the outstanding voting securities entitled to vote generally in the election of directors or all or substantially all of the Company’s assets either directly or through one or more Subsidiaries) (the “Successor Entity”) in substantially the same proportions as their ownership immediately prior to such Business Combination and (ii) at least a majority of the members of the board of directors (or comparable governing body) of the Successor Entity immediately following the Business Combination were Incumbent Directors (including persons deemed to be Incumbent Directors) at the time of the execution of the initial agreement providing for such Business Combination.
Notwithstanding the foregoing, solely for purposes of determining the timing of payment or timing of distribution for purposes of an Award that constitutes “nonqualified deferred compensation” within the meaning of Section 409A, a Change of Control shall not be deemed to have occurred unless the events that have occurred will also constitute a “change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation,” of the Company under Section 409A, or any successor provision.
“Designated Broker” means the financial services firm or other agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased Common Shares under the Plan.
“Effective Date” means the date as of which this Plan is adopted by the Board, subject to the Plan obtaining shareholder approval in accordance with Section 18.11 hereof.
“Employee” means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such employer in accordance with Section 421 of the Code and the Treasury Regulations thereunder.
“Eligible Employee” means any Employee who has been continuously employed by the Company or a Participating Subsidiary for at least six (6) months as of September 1st prior to the beginning of an Offering Period. Notwithstanding the foregoing, the Committee may exclude from participation in the Plan or any Offering, Employees who are "highly compensated employees" of the Company or a Participating Subsidiary (within the meaning of Section 414(q) of the Code) or a sub-set of such highly compensated employees.
“Enrollment Election” means an electronic election pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering Period.
“ESPP Share Account” means an account in which Common Shares purchased with accumulated payroll deductions at the end of an Offering Period is held on behalf of a Participant.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.
“Fair Market Value” means the closing price as reported on the New York Stock Exchange or other recognized stock exchange or established over-the-counter trading systems on which the Common Shares are listed on such date, or if the Common Shares were not traded on such date, then on the first trading day immediately preceding such date, as reported by such responsible reporting service as the Committee may select.
“Offering Date” means the first trading day of each Offering Period as designated by the Committee.
“Offering or Offering Period” means a period of twelve (12) months beginning on the first (1st) business day of the second payroll period in the month of October of each year during the term of the Plan; provided, that, pursuant to Section 5, the Committee may change the duration of future Offering Periods (subject to a maximum Offering Period of twenty-seven (27) months) and/or the start and end dates of future Offering Periods.
“Participant” means an Eligible Employee who is actively participating in the Plan.
“Participating Subsidiary” means a Subsidiary that has been designated as eligible to participate in the Plan by the Committee from time to time in its sole discretion.
“Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.
“Plan” means this Signet Jewelers Limited Employee Share Purchase Plan, as set forth herein, and as amended from time to time.
“Purchase Date” means the last trading day of each Offering Period.
“Purchase Price” means an amount equal to ninety-five percent (95%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a Common Share on the Purchase Date; provided, that, the Purchase Price per Common Share will in no event be less than the par value of the Common Share.
“Securities Act” means the Securities Act of 1933, as amended, from time to time.
“Subsidiary” means an entity (whether or not a corporation) that is wholly or majority owned or controlled, directly or indirectly, by the Company or any other affiliate of the Company that is so designated, from time to time, by the Committee, during the period of such affiliated status. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.

3.
Administration. The Plan shall be administered by the Committee which shall have the authority to construe and interpret the Plan, prescribe, amend and rescind rules relating to the Plan's administration and take any other actions necessary or desirable for the administration of the Plan including, without limitation, delegating administration to a third party share plan administrator or adopting sub-plans applicable to particular Participating Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The Committee may correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the Plan. The decisions of the Committee shall be final and binding on all persons. All expenses of administering the Plan shall be borne by the Company.

4.
Eligibility. Unless otherwise determined by the Committee in a manner that is consistent with Section 423 of the Code and ASC 718, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Committee for a particular Offering Period shall be eligible to participate in such Offering Period, subject to the requirements of Section 423 of the Code.

Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan if (i) immediately after the grant of the option, such Eligible Employee (or any other person whose shares would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own shares of the Company and/or hold outstanding options to purchase shares, in the aggregate, possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any Subsidiary or (ii) such option would permit his or her rights to purchase shares under all employee share purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such shares (determined at the time the option is granted) for each calendar year in which such option is outstanding at any time, pursuant to the requirements of Section 423(b)(8) of the Code. When applying the foregoing limitation, in accordance with Section 423 of the Code and the Treasury Regulations thereunder, (1) the right to purchase Common Shares under an option accrues when the option (or any portion thereof) first becomes exercisable during the calendar year, (2) the right to purchase Common Shares under an option accrues at the rate provided in the option, but in no case may such rate exceed $25,000 in Fair Market Value of such Common Shares (determined at the time such option is granted) for any one calendar year, and (3) a right to purchase Common Shares which has accrued under one option granted pursuant to the Plan may not be carried over to any other option to purchase Common Shares.

5.
Offering Periods. The Plan shall be implemented by a series of Offering Periods. The Committee shall have the authority to change the duration, frequency, start and end dates of future Offering Periods (up to a maximum Offering Period of 27 months).

6.	Participation.

6.1
Enrollment; Payroll Deductions. An Eligible Employee may elect to participate in the Plan by properly completing an Enrollment Election in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By completing an Enrollment Election, the Eligible Employee authorizes payroll deductions from his or her paycheck in an amount equal to at least $10.00, but not more than $913.46 of his or her Compensation each pay day occurring during an Offering Period (or such other maximum percentage as the Committee may establish from time to time before an Offering Period begins), up to $23,750 per Offering Period. Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the Purchase Date. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Committee in writing, a Participant may not make any separate contributions or payments to the Plan.

6.2
Election Changes. During an Offering Period, a Participant may not change the rate of his or her payroll deductions applicable to such Offering Period. A Participant may decrease or increase his or her rate of payroll deductions for future Offering Periods by completing a new Enrollment Election authorizing the new rate of payroll deductions during the next enrollment period. However, a Participant may withdraw from the Plan in accordance with Section 9.

6.3
Automatic Re-enrollment. The deduction rate selected in the Enrollment Election shall remain in effect for subsequent Offering Periods unless the Participant (a) completes a new Enrollment Election authorizing a new level of payroll deductions in accordance with Section 6.2, (b) withdraws from the Plan in accordance with Section 9, or (c) terminates employment or otherwise becomes ineligible to participate in the Plan.

6.4
Grant of Option. On each Offering Date, each Participant in the applicable Offering Period shall be granted an option to purchase, on the Purchase Date, a number of Common Shares determined by dividing the Participant's accumulated payroll deductions by the applicable Purchase Price. Any amount remaining in the Participant’s notional account as of the Purchase Date in excess of the amount that may be applied to purchase Common Shares as a result of the limitations set forth herein (or as designated by the administrator of the Plan) shall be carried over to the next Offering Period. If the Participant does not participate in the next Offering Period, any such remaining amount shall be returned to the Participant.

7.
Exercise of Option/Purchase of Shares. A Participant's option to purchase Common Shares will be exercised automatically on the Purchase Date of each Offering Period. The Participant's accumulated payroll deductions will be used to purchase the maximum number of whole shares that can be purchased with the amounts in the Participant's notional account. If and to the extent provided by the Committee, for so long as such Common Shares are maintained in ESPP Share Accounts, all dividends paid with respect to such Common Shares shall be paid to the Participant in cash. No fractional Common Shares may be purchased, but notional fractional Common Shares will be allocated to the Participant’s ESPP Shares Account to be aggregated with other notional fractional Common Shares on future purchase dates, subject to earlier withdrawal by the Participant in accordance with Section 9 or termination of employment in accordance with Section 10.

8.
Transfer of Shares. As soon as reasonably practicable after each Purchase Date, the Company will arrange for the delivery to each Participant of the Common Shares purchased upon exercise of his or her option. The Committee may permit or require that the shares be deposited directly into an ESPP Share Account established in the name of the Participant with a Designated Broker. Participants will not have any voting, dividend or other rights of a shareholder with respect to the Common Shares subject to any option granted hereunder until such shares have been delivered pursuant to this Section 8.

9.	Withdrawal.

9.1
Withdrawal Procedure. A Participant may withdraw from an Offering by completing a revised Enrollment Election indicating his or her election to withdraw at least fourteen (14) calendar days before the end of the Offering Period. The accumulated payroll deductions held on behalf of a Participant in his or her notional account (that have not been used to purchase Common Shares), shall be paid to the Participant promptly following receipt of the Participant's Enrollment Election indicating his or her election to withdraw and the Participant's option shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 6.1 of the Plan.

9.2
Effect on Succeeding Offering Periods. A Participant's election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

10.
Termination of Employment; Change in Employment Status. Upon termination of a Participant's employment for any reason, including death, disability or retirement, or a change in the Participant's employment status following which the Participant is no longer an Eligible Employee, which in either case occurs before the Purchase Date, the Participant will be deemed to have withdrawn from the Plan and the payroll deductions in the Participant's notional account (that have not been used to purchase Common Shares), shall be returned to the Participant, or in the case of the Participant's death, to the person(s) entitled to such amounts under Section 16, and the Participant's option shall be automatically terminated.

11.	Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.

12.	Shares Reserved for Plan.

12.1	Number of Shares. Subject to adjustments as described below, a total of 1,250,000 Common Shares have been reserved for issuance under the Plan.

12.2
Over-subscribed Offerings. The number of Common Shares which a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over-subscribed. No option granted under the Plan shall permit a Participant to purchase Common Shares which, if added together with the total number of Common Shares purchased by all other Participants in such Offering would exceed the total number of Common Shares remaining available under the Plan. If the Committee determines that, on a particular Purchase Date, the number of Common Shares with respect to which options are to be exercised exceeds the number of Common Shares then available under the Plan, the Company shall make a pro rata allocation of the Common Shares remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

13.
Transferability. No payroll deductions credited to a Participant, nor any rights with respect to the exercise of an option or any rights to receive Common Shares hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 16 hereof) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

14.
Application of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such payroll deductions or contributions.

15.
Statements. Participants will have access to statements at least annually which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any Common Shares purchased with accumulated funds, the number of Common Shares purchased, and any payroll deduction amounts remaining in the Participant's notional account.

16.
Designation of Beneficiary. A Participant may submit a designation of beneficiary who is to receive any Common Shares, if any, from the Participant's ESPP Share Account under the Plan in the event of such Participant's death. In the event that no such designation is submitted, the Common Shares shall be distributed to the Participant’s estate. Any option granted hereunder is exercisable only by the Participant during the Participant’s lifetime. In the event of the Participant's death prior to the Purchase Date of an Offering Period, any cash withheld through payroll deductions and credited to the Participant's notional account and any cash amounts in respect of notional fractional Common Shares credited to the Participant’s ESPP Share Account shall be refunded to the Participant’s estate through payroll.

17.	Adjustments.

17.1
Adjustments. In the event of any corporate event or transaction involving the Company, a Subsidiary and/or an affiliate (including, but not limited to, a change in the Common Shares of the Company or the capitalization of the Company) such as a merger, amalgamation, consolidation, reorganization, recapitalization, reclassification, separation, share dividend, extraordinary cash dividend, share split, reverse share split, split up, spin-off, combination of Common Shares, exchange of Common Shares, dividend in kind, amalgamation, or other like change in capital structure (other than normal cash dividends to shareholders of the Company), or any similar corporate event or transaction, the Committee shall, in the manner and to the extent it considers appropriate and equitable to Participants and consistent with the terms of the Plan, cause an adjustment to be made to (i) the maximum number and kind of Shares that may be delivered under the Plan, (ii) the Purchase Price per share, (iii) the number of Common Shares covered by each outstanding option under the Plan and (iv) the numerical limits of Section 6.4 and Section 12.

17.2
Change of Control. In the event of a Change of Control, the Committee shall have the power and discretion to (i) continue the Offering Period in effect on the date of such Change of Control, (ii) shorten the Offering Period then in progress by setting a “New Purchase Date” which shall be before the date of the Company’s proposed Change of Control, (iii) substitute Common Shares available under the Plan with shares of common stock of the surviving company or its parent, or (iv) terminate the Plan and return any payroll deductions in the Participant's notional account (that have not been used to purchase Common Shares) to the Participant. In the event of prong (ii), the Committee shall notify each Participant in writing, at least ten (10) trading days prior to the New Purchase Date, that the Purchase Date for the Participant’s purchase right has been changed to the New Purchase Date and that Common Shares shall be purchased automatically on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering Period as described in Section 9 above, although only five (5) days’ notice of withdrawal will be required.

18.	General Provisions.

18.1
Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code and ASC 718, all Eligible Employees who are granted options under the Plan shall have the same rights and privileges.

18.2	No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

18.3
Rights as Shareholder. A Participant will become a shareholder with respect to the Common Shares that are purchased pursuant to options granted under the Plan when the shares are transferred to the Participant or the Participant's ESPP Share Account. A Participant will have no rights as a shareholder with respect to Common Shares for which an election to participate in an Offering Period has been made until such Participant becomes a shareholder as provided above.

18.4	Successors and Assigns. The Plan shall be binding on the Company and Participants and their respective successors and assigns.

18.5	Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

18.6
Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Shares shall not be issued with respect to an option granted under the Plan unless the exercise of such option and the issuance and delivery of the Common Shares pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange or trading system upon which the shares may then be listed.

18.7
Notice of Disqualifying Dispositions. Each Participant shall give the Company prompt written notice of any disposition or other transfer of Common Shares acquired pursuant to the exercise of an option acquired under the Plan, if such disposition or transfer is made within two years after the Offering Date or within one year after the Purchase Date.

18.8	Term of Plan. The Plan shall become effective on the Effective Date and, unless terminated earlier pursuant to Section 18.9, shall have a term of ten (10) years.

18.9
Amendment or Termination. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once Common Shares have been purchased on the next Purchase Date (which may, in the discretion of the Committee, be accelerated), subject to any adjustment in accordance with Section 17. If the Plan is terminated, immediately following the termination of the Offering Period or the final Purchase Date, as applicable, all amounts that have not been used to purchase Common Shares will be returned to Participants (without interest, except as otherwise required by law) as soon as administratively practicable.

18.10
Applicable Law. The Plan and all rights hereunder shall be governed by the laws of the State of Ohio, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Any action to enforce any of the provisions of the Plan shall be brought in a court in the State of Ohio located in Summit County or, if subject matter jurisdiction exists, in the Eastern Division of the U.S. District Court for the Northern District of Ohio. The Company and any Participant consent to the jurisdiction of such courts and to the service of process in any manner provided by applicable Ohio or federal law. Each party irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such court and any claim that such suit, action, or proceeding brought in such court has been brought in an inconvenient forum and agrees that service of process in accordance with the foregoing sentences shall be deemed in every respect effective and valid personal service of process upon such party.

PARTICIPANT ACKNOWLEDGES THAT, BY ACCEPTING AN AWARD AGREEMENT UNDER THE PLAN, PARTICIPANT IS WAIVING ANY RIGHT THAT PARTICIPANT MAY HAVE TO A JURY TRIAL RELATED TO THIS PLAN OR ANY AWARD AGREEMENT THEREUNDER.

18.11
Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board. If the Plan is not approved by the shareholders of the Company during such period, the Plan shall be terminated and any payroll deductions accrued under the Plan (if any) shall be returned to Participants.

18.12
Section 423 and ASC 718. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and a non-compensatory employee share purchase plan under ASC 718. Any provision of the Plan that is inconsistent with Section 423 of the Code or a non-compensatory plan under ASC 718 shall be reformed to comply with Section 423 of the Code and the applicable terms of ASC 718.

18.13
Withholding. The Company shall have the power and the right to deduct or withhold automatically from any amount deliverable under the Plan, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan.

18.14
Severability. If any provision of the Plan shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.15	Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.